SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

INTERVOICE, INC.
(Name of Subject Company)

INTERVOICE, INC.
(Name of Person(s) Filing Statement)

Common Stock, no par value
(including associated Preferred Stock Purchase Rights)
(Title of Class of Securities)
461142101
(CUSIP Number of Class of Securities)

Office of the General Counsel
Intervoice, Inc.
17811 Waterview Parkway
Dallas, TX 75252
(972) 454-8708
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
David E. Morrison, Esq.
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue
Suite 2800
Dallas, TX 75201
(214) 855-8000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

To: INTV Worldwide
Subject: Additional information on proposed Intervoice/Convergys merger agreement
Thank you to all employees for your thoughts and feedback on the proposed merger with Convergys. The senior leadership team meets regularly to discuss this topic, and rest assured your thoughts, hopes and questions related to the merger are being heard and carefully considered. We know that many of you have specific questions related to personal employee issues that are not addressed in the published FAQ document. We are working with Convergys to obtain more detailed information, where available, and aim to report back to all employees within two weeks.
Also, the Integration Team has made great progress in planning for the integration since July 17th. Functional leaders from Intervoice and Convergys have been involved in daily discussions on how to make the integration optimal for both company’s employees and seamless for our customers and partners around the world.
As always, a final reminder that we continue to operate as two separate companies. As we head into August it’s critical to deliver on our Q2 objectives and business plan. Thank you to all employees for your hard work, dedication and patience throughout this process.
Sincerely,

Bob Ritchey	Jim Milton
Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Intervoice common stock has not commenced. At the time the expected tender offer is commenced, Convergys Corporation intends to file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice intends to file a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company and the transaction can be obtained by all shareholders of Intervoice, when available, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.